FILE NO.

                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                    APPLICATION OF

                          PUBLIC SERVICE COMPANY OF COLORADO

                                UNDER SECTION 3(b) AND

             RULES 10 AND 11 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF
                                         1935
                     ____________________________________________

                          PUBLIC SERVICE COMPANY OF COLORADO

                               1225 Seventeenth Street
                                   Denver, CO 80202
                    _____________________________________________

                                   Richard C. Kelly
                           Senior Vice President, Finance,
                        Treasurer and Chief Financial Officer
                          Public Service Company of Colorado
                               1225 Seventeenth Street
                                   Denver, CO 80202

                       (Name and address of agent for service)

          Please also submit copies of all correspondence to:

                                  William M. Dudley
                              Associate General Counsel
                          Public Service Company of Colorado
                          1225 Seventeenth Street, Suite 600
                                   Denver, CO 80202

                                William T.  Baker, Jr.
                                  Reid & Priest LLP
                                 40 West 57th Street
                                  New York, NY 10019

                    Applicant Public Service Company of Colorado ("PSCo"),

          a public-utility holding company exempt from regulation pursuant to rule 2 under section 3(a)(2) of the Public Utility Holding

          Company Act of 1935, as amended (the "1935 Act" or "Act"), hereby submits this application under section 3(b) and rules 10 and 11 thereunder in connection with its proposed acquisition of a public utility company operating exclusively outside of the

          United States ("Foreign Utility").

                    Neither Foreign Utility nor any of its subsidiary

          companies is a public utility company operating in the United

          States nor, following the proposed acquisition, will serve any customers in the United States.  Foreign Utility does not derive any income from United States operations or sources within the

          United States.

                    PSCo asserts that, since the operations of Foreign

          Utility will be exclusively outside the United States, its sales and revenues, and the regulation thereof, have little or no effect on the rates and business of electric sales and generation within the United States.  Accordingly, regulation of Foreign

          Utility as a subsidiary of a holding company is not necessary for either the public interest or for the protection of investors,

          and therefore no regulatory purpose would be served by treating

          Foreign Utility as a subsidiary of a holding company.

                    Due to tax, legal and regulatory considerations, it may

          be advisable for PSCo to structure the transaction using one or more special purpose subsidiaries (collectively, "PSCo Subs").

          PSCo states that, as special purpose subsidiaries to be formed for the primary purpose of acquiring an interest in Foreign

          Utility, PSCo Subs will derive no income from United States operations and will not be a public utility company operating in the United States.  PSCo Subs will not engage in any business other than the acquisition of Foreign Utility, supervision of

          PSCo's investments in Foreign Utility and the participation in the management and operations of Foreign Utility.  Accordingly,

          regulation of PSCo Subs as a subsidiary of a holding company is not necessary for either the public interest or for the

          protection of investors.

                    In support hereof, PSCo states:

                    (1)  PSCo is a publicly-held corporation organized

          under Colorado law with its principal offices located at 1225

          Seventeenth Street, Denver, Colorado 80202.  PSCo  engages directly, and indirectly through Cheyenne Light, Fuel and Power

          Company  ("CLF&P"), in the sale and distribution of electricity and gas to retail and wholesale customers in Colorado and

          Wyoming.  For the twelve months ended September 30, 1996, PSCo and its subsidiaries had operating revenues of approximately $2.1 billion; as of September 30, 1996, PSCo had assets of

          approximately $4.5 billion.  Neither PSCo nor any corporation owned or controlled by PSCo is a "holding company" that is registered pursuant to section 5 of the Act or a "subsidiary company" of a holding company that is registered pursuant to section 5 of the Act.  There is a pending application under the

          Act in connection with the proposed merger of PSCo and

          Southwestern Public Service Company ("SPS") though the formation of a new registered holding company, to be named New Century

          Energies, Inc. ("NCE").  File No. 70-8787.

                    (2)  Foreign Utility is not qualified to do business in

          any state of the United States and operates as an electric utility exclusively outside the United States.  [Additional information about Foreign Utility is contained in the Request for

          Confidential Treatment].

                    (3)  Section 3(b) of the 1935 Act provides an exemption

          for any subsidiary company, as such, of a holding company from provisions of the 1935 Act applicable to such subsidiary

          companies, "if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the

          United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States,"

          provided that the Commission finds that the application of the

          1935 Act to such subsidiary company is "not necessary in the public interest or for the protection of investors."

                    (4)  Neither Foreign Utility nor any of its

          subsidiaries is a public-utility company operating in the United

          States.  The proposed investment will not affect Foreign

          Utility's status as a public utility company subject to

          regulation by the laws of the jurisdiction in which Foreign

          Utility is organized and operates.  Foreign Utility does not derive any income from United States operations or sources within the United States.  As explained below, regulation of Foreign

          Utility under the 1935 Act is not necessary in the public

          interest, or for the protection of investors or consumers.

          Therefore, Foreign Utility satisfies the standards of section

          3(b) and should be accorded an unqualified exemption, as a subsidiary company, from all provisions of the 1935 Act.*

                    (5)  Since the operations of Foreign Utility as a

          public utility company within the meaning of section 2(a)(5) of the 1935 Act are and will be exclusively outside the United

          ______________________
          * Although Foreign Utility would satisfy the requirements under section 33(a)(3) of the 1935 Act and become a "foreign utility company" ("FUCO") as defined therein upon the filing of a notice on Form U-57, the capitalization limits established by section 33(f) would restrict the ability of PSCo to finance the acquisition of Foreign Utility as a FUCO. The Commission has previously recognized that section 3(b) provides an alternative route for foreign acquisitions in such circumstances. See, e.g., UtiliCorp United, Inc.,
                                       ---- ---   ----------------------
               Holding Company Act Release No. 26353 (Aug. 7, 1995).

          States, its sales and revenues, and the regulation thereof,

          should not affect the rates and business of electric sales and generation or gas sales within the United States.  Moreover,

          since PSCo is a publicly-traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934,

          as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors.

                    (6)  PSCo will not seek recovery through higher rates

          to PSCo or CLF&P customers to compensate it for any possible loss that it might sustain by reason of the proposed Foreign Utility investment or for any inadequate returns on such investment.

                    (7)  PSCo has undertaken to apply to the Colorado

          Public Utilities Commission and CLF&P has undertaken to apply to the Wyoming Public Service Commission, which have jurisdiction over the respective companies' retail electric and gas rates, for certification that each commission has the authority and

          resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority in connection with the proposed Foreign Utility investment.  In this regard, PSCo's indirect investment in Foreign Utility will not in any way diminish the ability of the various State commissions that regulate the retail electric and gas operations of PSCo to protect the interests of consumers in their respective states.

          PSCo's domestic utility operations will be fully separated from

          PSCo's foreign operations.

                    (8)  As a result, PSCo's domestic utility customers

          will not be put at risk of any adverse financial effects

          resulting from PSCo's proposed indirect acquisition of Foreign

          Utility, nor will the ability of the various State commissions to protect the interests of consumers in their respective States be adversely affected.  Accordingly, regulation of Foreign Utility by the SEC under 1935 Act as a subsidiary of a holding company is not necessary for either the public interest or for the

          protection of investors, and therefore no regulatory purpose would be served by treating Foreign Utility as a subsidiary of a holding company.

                    (9)  As special purpose subsidiaries to be formed for

          the primary purpose of acquiring an interest in Foreign Utility,

          the PSCo Subs will derive no income from United States operations and will not be public utility companies operating in the United

          States.  The PSCo Subs will not engage in any business other than the acquisition of Foreign Utility and supervision of PSCo's investment in Foreign Utility, and the participation in the management and operations of Foreign Utility.  Accordingly,

          regulation of the PSCo Subs as subsidiary companies is not necessary for either the public interest or for the protection of investors.

                    (10) On the basis of the facts set forth in this

          Application, the Commission should grant Foreign Utility the exemption without qualification provided for by section 3(b) of the 1935 Act.

                    (11) If Foreign Utility is exempt without qualification

          under section 3(b), then PSCo and the PSCo Subs would be entitled to the exemption provided by rule 10(a)(1) under the 1935 Act with respect to Foreign Utility.

                    (12) In addition, if Foreign Utility is exempt without

          qualification under section 3(b) of the 1935 Act, then PSCo would be exempted pursuant to rule 11(b)(1) from section 9(a)(2) of the

          1935 Act with respect to the proposed acquisition of voting securities of Foreign Utility.

                    (13) The Applicant hereby consents to file an annual

          report on Form U-33-S.

                    (14) The Applicant hereby waives a hearing with respect

          to this application and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.  The Applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Office of Public Utility Regulation may assist in the

          preparation of the Commission's decision and/or order.

                    (15) The following exhibits are hereby filed as a part

          of this Application:


                    EXHIBIT A      Form of Notice

                    EXHIBIT B-1    Letter from the Colorado Public
                                   Utilities Commission certifying that it
                                   has the authority and resources to
                                   protect ratepayers subject to its
                                   jurisdiction and that it intends to
                                   exercise such authority [to be filed by
                                   amendment]

                    EXHIBIT B-2    Letter from the Wyoming Public Service
                                   Commission certifying that it has the
                                   authority and resources to protect
                                   ratepayers subject to its jurisdiction
                                   and that it intends to exercise such
                                   authority [to be filed by amendment]

                    EXHIBIT C      Opinion of counsel [to be filed by
                                   amendment]

                    It is requested that copies of all orders, notices and

          communications with respect to the above application be served as follows:

                              William M. Dudley
                              Associate General Counsel
                              Public Service Company of Colorado
                              1225 Seventeenth Street, Suite 600
                              Denver, CO 80202

                              William T.  Baker, Jr.
                              Reid & Priest LLP
                              40 West 57th Street
                              New York, NY 10019

                    WHEREFORE, Applicant respectfully requests that the

          Commission issue an order herein determining that Foreign Utility is entitled to the exemption without qualification provided for by section 3(b) of the 1935 Act.



          Dated:  January 16, 1997


                                   Respectfully submitted,

                                   PUBLIC SERVICE COMPANY OF COLORADO


                                   By:   /s/ W. Wayne Brown
                                      --------------------------------
                                   W. Wayne Brown
                                   Corporate Secretary and Controller

                            EXHIBIT INDEX


                    Exhibit           Description
                    -------           -----------

                    EXHIBIT A      Form of Notice

                    EXHIBIT B-1    Letter from the Colorado Public
                                   Utilities Commission certifying that it
                                   has the authority and resources to
                                   protect ratepayers subject to its
                                   jurisdiction and that it intends to
                                   exercise such authority [to be filed by
                                   amendment]

                    EXHIBIT B-2    Letter from the Wyoming Public Service
                                   Commission certifying that it has the
                                   authority and resources to protect
                                   ratepayers subject to its jurisdiction
                                   and that it intends to exercise such
                                   authority [to be filed by amendment]

                    EXHIBIT C      Opinion of counsel [to be filed by
                                   amendment]